 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Doyle, David M. (Last) (First) (Middle) c/o Quest Software, Inc. 8001 Irvine Center Drive (Street) Irvine, CA 92618 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Quest Software, Inc. QSFT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/03/03 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Futures Contract (Obligation to Sell)	(1)	01/03/03		S			250,000	(1)	01/03/05	Common Stock	250,000	(1)	250,000	D
Explanation of Responses:

(1) Mr. Doyle entered into a pre-paid variable delivery forward contract on January 3, 2003 relating to 250,000 shares (the "Number of Shares") of Quest Software, Inc. common stock ("Common Stock"). Under the contract, in exchange for a cash payment of $2,296,552.50, Mr. Doyle agreed to deliver a number of shares of Common Stock in January 2005 (or on an earlier date if the contract is terminated early) pursuant to the following formula: (i) if the price of Common Stock in January 2005 (the "Settlement Value") is less than or equal to $10.31 (the "Floor Price"), the Number of Shares; (ii) if the Settlement Value is less or equal to $12.3720 (the "Threshold Price"), but greater than the Floor Price, then a number of shares equal to the Number of Shares times the Floor Price divided by the Settlement Value; (iii) if the Settlement Value is greater than the Threshold Price, then a number of shares to be determined by reference to a formula set forth in the contract. Alternatively, Mr. Doyle has the option to cash settle the contract, with the cash settlement amount being equal to the number of shares to be delivered times the Settlement Value.

By: /s/ J. Michael Vaughn, Attorney-in-Fact for David M. Doyle January 3, 2003 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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